Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

September 27, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 8 to Registration Statement on Form F-1 Filed September 20, 2024 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on September 27, 2024 in which you provided comments to Amendment No. 8 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on September 20, 2024. On the date hereof, the Company has submitted Amendment No. 9 to Registration Statement on Form F-1 (“Amendment No. 9”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 8 to Registration Statement on Form F-1 filed September 20, 2024

Cover Page

1.	We note your disclosure that Mr. Zhengjun Tao, your chairman of the board of directors and your chief executive officer, will beneficially own approximately 5.18% of your total issued and outstanding Class A ordinary shares and 100% of your total issued and outstanding Class B ordinary shares, representing 90.9% of your total voting power, assuming that the Representatives do not exercise their over-allotment option. This does not appear to correspond with your tabular Principal Shareholder disclosure at page 132. Please revise or advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify to the Staff we have updated the correct shareholding of Mr. Zhengjun Tao on the cover page as well as throughout Amendment No. 9 to reflect the percentage in the Principal Shareholder section.

General

2.	We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that, in connection with the firm commitment offering, the Company is also offering representatives’ warrants, which will be exercisable for a period of 5 years from the commencement of the sales of the offering on a delayed and continuous basis pursuant to Rule 415 under the Securities Act of 1933. As such, Rule 415 box has been checked on the cover page.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer